SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
AMENDMENT NO. 4 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,654,065	$148.10

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,975,904 shares of common stock of RCN Corporation having an aggregate value of $2,654,065 as of July 14, 2009 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of such options was calculated based on the Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $148.10	Filing Party: RCN Corporation
Form or Registration No.: 005-51715	Date Filed: July 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 16, 2009, as amended (the “Schedule TO”) by RCN Corporation, a Delaware corporation (the “Company”), relating to an offer by the Company to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $.01 per share, issued under the Company’s 2005 Stock Compensation Plan on a value-for-value basis for the grant of new options to purchase shares of the Company’s common stock.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included herein.
Item 4. Terms of the Transaction
     Item 4 of the Schedule TO is hereby amended to add the following sentences: “The Exchange Program expired at 11:59 p.m., Eastern time, on August 12, 2009. The Company accepted for cancellation Eligible Options covering 1,179,651 shares of the Company’s common stock, which were cancelled as of August 12, 2009. In accordance with the terms and conditions of the Exchange Program, on August 12, 2009, the Company granted New Options to purchase 383,975 shares of the Company’s common stock in exchange for the Eligible Options tendered in the Exchange Program. The per share exercise price of the New Options is $9.05, which was the closing price of the Company’s common stock as quoted on the NASDAQ Global Select Market on August 12, 2009.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule TO is true, complete and correct.

RCN CORPORATION
Date: August 17, 2009	By:	/s/ Michael T. Sicoli
Michael T. Sicoli
Executive Vice President and Chief Financial Officer